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FORM 4 /x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer
	General Electric Company				InSight Health Services Corp. (IHSC)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (Voluntary)	4.	Statement for Month/Year 10/01		Officer (give title below)	Other (specify below)
	3135 Easton Turnpike				14-0689340				10/01

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Fairfield	Connecticut	06431						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
												(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Common Stock		10/17/01		J(1)			2,030,739	A	See Note 1		0		D

	Common Stock		10/17/01		J(2)			2,030,739	D	$18.00		0		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Series D Convertible Preferred Stock(3)			None(1)		10/17/01		C(1)				203,045		Immediately	None

Warrants			$10.00(2)		10/17/01		J(2)				15,000		Immediately	11/20/07

Warrants			$10.00(2)		10/17/01		J(2)				250,000(2)		Immediately	10/14/02

Warrants			$8.875(2)		10/17/01		J(2)				5,000(2)		Immediately	11/20/10

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	2,030,739(1)		See Note 1		0		D

	Common Stock	15,000(2)		See Note 2		0		D

	Common Stock	250,000(2)		See Note 2		0		D

	Common Stock	5,000(2)		See Note 2		0		D

Explanation of Responses:

(1)
Effective October 17, 2001, immediately prior to the conversion of the common stock, par value $.001 per share (the "Common Stock"), of InSight Health Services Corp. ("InSight") into the right to receive cash (as described in Note 2), General Electric Company ("GE") converted all of the 203,045 shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"), owned by it into 2,030,739 shares of Common Stock pursuant to a conversion notice delivered to InSight in accordance with the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight, on October 17, 2001.

  SEE ATTACHMENT 1

	/s/ Eliza Fraser, Esq.	November 14, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person Eliza Fraser, Esq., Associate Corporate Counsel, on behalf of General Electric Company	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

ATTACHMENT 1

Name and Address of Reporting Person:
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Issuer Name and Ticker or Trading Symbol:
InSight Health Services Corp. (IHSC)

Statement on Form 4 for October 2001

(continuation of footnotes to Table I and Table II)

(2)
In accordance with the Merger Agreement among InSight, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), dated as of June 29, 2001 (the "Merger Agreement"), the merger (the "Merger") of Acquisition with and into InSight occurred on October 17, 2001. Pursuant to the Merger, all of the shares of Common Stock and all of the warrants to purchase shares of Common Stock (the "Warrants") owned by GE were converted into the right to receive $18.00 per share (less, in the case of the Warrants, the exercise price thereof) and, after the Merger, GE received such consideration for such Common Stock and Warrants.

(3)
On September 24, 2001, GE converted all of the 17,005 shares of InSight Convertible Preferred Stock, Series C, par value $0.001 per share, that it owned into 203,045 shares of Series D Stock.

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ATTACHMENT 1